August 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genprex, Inc.
Registration Statement on Form S-1
File No. 333-287250

Ladies and Gentlemen:

Genprex, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-287250), filed with the Securities and Exchange Commission (“SEC”) on May 14, 2025, together with all exhibits thereto (“Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement as it is no longer pursuing the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. The Company advises the SEC that it may undertake a subsequent private offering in reliance on Rule 152 promulgated under the Securities Act.

Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Please call Kate Basmagian of Lowenstein Sandler LLP at (646) 414-6941 with any questions.

Sincerely,

GENPREX, INC.

By:	/s/ Ryan M. Confer
Name:	Ryan M. Confer
Title:	Chief Executive Officer and Chief Financial Officer

Cc:	Kate Basmagian, Lowenstein Sandler LLP